SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the Year Ended December 31, 2006

First Citizens National Bank Employee Stock Ownership Plan and Trust and
Payroll Stock Ownership Plan
(Full title of the Plan)

First Citizens Bancshares, Inc.
(Name of issuer of the securities held pursuant to the Plan)

First Citizens Place, Dyersburg, TN  38024
(Address of principal executive office)

REQUIRED INFORMATION

1.   An audited statement of financial condition as of the end of the latest two fiscal years of the plan.

2.   An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan.

3.   The statements required in items 1 and 2 are prepared in accordance with U. S. generally accepted accounting principles and for the fair presentation of the accompanying supplemental schedules in conformity with the Department of Labor's Rules and Regulations and Disclosure under the Employment Retirement Income Security Act of 1974.

4.   Signatures

FIRST CITIZENS NATIONAL BANK
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST AND
PAYROLL STOCK OWNERSHIP PLAN
REPORT ON AUDITS OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

185 N. Church Street Telephone: (731) 285-7900 Dyersburg, TN 38024 (800) 608-5612 Fax: (731) 285-6221

                                                                                                                                                                                                      Members of:
                                                                                                                                                                                                      American Institute of Certified Public Accountants
                                                                                                                                                                                                      Governmental Audit Quality Center - AICPA
                                                                                                                                                                                                      Tennessee Society of Certified Public Accountants
                                                                                                                                                                                                      Center for Public Company Audit Firms
                                                                                                                                                                                                      Employee Benefit Plan Audit Quality Center - AICPA

                                                                                                                                                                                                      www.atacpa.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee of First Citizens National Bank
Employee Stock Ownership Plan and Trust
  and Payroll Stock Ownership Plan

            We have audited the accompanying statements of net assets available for plan benefits of First Citizens National Bank Employee Stock Ownership Plan and Trust and First Citizens National Bank Payroll Stock Ownership Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

            We conducted our audits in accordance with standards of the Public Company Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

             In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of First Citizens National Bank Employee Stock Ownership Plan and Trust and First Citizens National Bank Payroll Stock Ownership Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ ALEXANDER THOMPSON ARNOLD PLLC
Alexander Thompson Arnold, PLLC

Alamo, TN Dyersburg, TN Fulton, KY Henderson, TN Jackson, TN	Martin, TN Milan, TN McKenzie, TN Paris, TN Trenton, TN Union City, TN

Dyersburg, Tennessee
June 20, 2007

FIRST CITIZENS NATIONAL BANK EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST AND PAYROLL STOCK OWNERSHIP PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS DECEMBER 31, 2006 AND 2005
	2006		2005
	ESOP Allocated	PAYSOP Allocated	ESOP Allocated	PAYSOP Allocated
ASSETS
Investments, at fair value
U.S. Government Securities	$ 1,940,050	$	$ 1,883,064	$
Federated Auto Trust	1,944,115	26,908	1,224,116	21,490
Corporate Stock	26,488,251	135,011	23,880,028	122,602
Mutual Funds	266,452	_________	248,840	_________
Total Investments	30,638,868	161,919	27,236,048	144,092

Employer contribution receivable	140,386		173,837
Certificate of Deposit	103,935		198,000
Accrued interest receivable	11,662	________	14,886	________
Total Assets	30,894,851	161,919	27,622,771	144,092

Net Assets Available for Plan Benefits	$ 30,894,851	$ 161,919	$ 27,622,771	$ 144,092
	=========	=======	=========	=======

See accompanying notes to financial statements.

FIRST CITIZENS NATIONAL BANK EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST AND PAYROLL STOCK OWNERSHIP PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS DECEMBER 31, 2006 AND 2005

	2006		2005
	ESOP Allocated	PAYSOP Allocated	ESOP Allocated	PAYSOP Allocated
INCOME
Investment income:
Net unrealized appreciation (depreciation) in market value of investments	$ 2,449,161	$ 6,297	$ 1,220,380	$ 6,297
Realized gain on sale of assets	10,328
Interest	74,038		62,023
Capital gain distribution	5,125
Dividends	918,147	5,419	841,885	4,776
Employer's contribution	780,386	-	773,837	-
Total Income	4,237,185	17,827	2,898,125	11,073

DEDUCTIONS
Distributions to participants	956,705		1,123,552	5,376
Professional fees	8,400		5,500
Total Deductions	965,105	-	1,129,052	5,376
Net Increase (Decrease)	3,272,080	17,827	1,769,073	5,697
Net assets available for plan benefits:
Beginning of year	27,622,771	144,092	25,853,698	138,395
End of year	$30,894,851	$ 161,919	$27,622,771	$ 144,092
	========	=======	========	=======

See accompanying notes to financial statements.

  FIRST CITIZENS NATIONAL BANK
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
AND PAYROLL STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Note 1 - Summary of Significant Accounting Policies

The significant accounting policies of First Citizens National Bank Employee Stock Ownership Plan and Trust and Payroll Stock Ownership Plan are summarized as follows:

Basis of Accounting

 The financial statements are presented on the accrual basis of accounting.

 Investments

Investments are presented at fair market value as of the balance sheet date.  Fair market value of investments which have no quoted market price is determined by independent appraisal.

 Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

 Note 2 - Plan Description

The First Citizens National Bank Employee Stock Ownership Plan and Trust was adopted by the Board of Directors of First Citizens National Bank effective October 1, 1984.  The Plan provides for contributions equal to 10% of covered compensation prior to October 1, 2000.  After that date contributions equal 7% of compensation.  An additional contribution may be made as determined by the Board of Directors of the Bank not to exceed that amount allowed as a deduction annually by the Internal Revenue Code.  The Plan provides for participation by all employees of First Citizens National Bank who have completed a year of service by the last day of a given plan year and who are at least twenty-one (21) years old.  The employer contribution for that plan year shall be allocated to the participants based on the proportion which a participant's compensation during such year bears to the total compensation for that year of all participants.

Benefits are paid to a participant upon retirement at the normal retirement age of sixty-five (65), or at such later date as the participant may elect to retire or upon total and permanent disability prior to age sixty-five (65) to the extent of his or her entire interest in the Trust Fund.  Benefits are payable to a participant's beneficiary in the event of a participant's death at any time to the extent of his or her entire interest in the Trust Fund.

Benefits payable to a participant whose employment terminates prior to retirement are determined by a vesting schedule based on completed years of service with the employer.  Prior to January 1, 1989, vesting began at forty (40) percent after completion of four years of service and increased proportionately to one hundred percent after completion of ten (10) years of service.  After December 31, 1988, vesting begins at twenty (20) percent after completion of three (3) years of service and increases proportionately to one hundred percent after completion of seven (7) years of service. Effective January 1, 1999, the plan was amended to change the vesting schedule. The amendment provides for 100% vesting after completion of five (5) years of service. Participants with less than seven years of service at January 1, 1999, may elect to be vested according to the pre-amendment vesting schedule.

Note 2 - Plan Description (Continued)

Diversification in offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Company stock into investments which are more diversified. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over a six-year period. In each of the first five years, a participant may diversify up to 25 percent of the number of post-1986 shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50 percent. Participants who elect to diversify receive a cash distribution.

Since the principal purpose of the plan is to provide benefits at normal retirement age, the principal goal of the investment of the funds in the plan should be both security and long-term stability with moderate growth commensurate with the anticipated retirement dates of participants.  Investments, other than "fixed dollar" investments, should be included among the plan's investments to prevent erosion by inflation.  However, investments should be sufficiently liquid to enable the plan, on short notice, to make some distributions in the event of the death or disability of a participant.

The First Citizens National Bank Payroll Stock Ownership Plan (PAYSOP) was enacted effective January 1, 1985. Contributions, based on payroll, were made to this plan for plan years December 31, 1985 and 1986.  For plan years beginning after December 31, 1986, all contributions ceased.  A wasting trust is maintained so distributions of benefits attributable to the PAYSOP may be made.  Since January 1, 1987, separate accounts have been maintained for participants with a PAYSOP balance at December 31, 1986.  No further contributions will be made to these accounts.  The financial statements of the PAYSOP are prepared on the liquidation basis of accounting.

Note 3 - Tax Status

The Internal Revenue Service has determined and informed the Employer by a letter dated May 21, 1996, that the plans are qualified and the trust established under the plan is tax-exempt under the appropriate sections of the Internal Revenue Code.

Note 4 - Concentration of Credit Risk

A substantial portion of the assets of the First Citizens National Bank Employee Stock Ownership Plan and Trust and Payroll Stock Ownership Plan is invested in common stock of the Employer.

Although the Employer has a diversified loan portfolio, a significant portion of its portfolio is agriculture related. Their debtors' ability to honor their contracts, and therefore the welfare of the Employee Stock Ownership Plan's investment, is dependent upon the agribusiness economy of the area.

Note 5 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will become 100 percent vested in their accounts.

Note 6 - Securities

At December 31, 2006 and 2005, investment securities consisted of the following:

Employee Stock Ownership Plan and Trust

	December 31, 2006

Number of Shares

Fair Market Value

	Allocated	Unallocated	Allocated	Unallocated
First Citizens Bancshares, Inc.
Common stock	726,701.00	-0-	$26,488,251	$ -0-
Federated Auto Trust	1,944,115.00	-0-	1,944,115	-0-
U.S. Government Securities	1,950,000.00	-0-	1,940,050	-0-
Mutual Funds	5,690.99	-0-	266,452	-0-

	December 31, 2005

Number of Shares

Fair Market Value

	Allocated	Unallocated	Allocated	Unallocated
First Citizens Bancshares, Inc.
Common stock	721,451.00	-0-	$23,880,028	$ -0-
Federated Auto Trust	1,224,116.00	-0-	1,224,116	-0-
U.S. Government Securities	1,900,000.00	-0-	1,883,064	-0-
Mutual Funds	5,690.99	-0-	248,840	-0-

Payroll Stock Ownership Plan

December 31, 2006

Number of Shares

Fair Market Value

	Allocated	Unallocated	Allocated	Unallocated
First Citizens Bancshares, Inc.
Common stock	3,704.00	-0-	$ 135,011	$ -0-
Federated Auto Trust	26,908.00	-0-	26,908	-0-

December 31, 2005

Number of Shares

Fair Market Value

	Allocated	Unallocated	Allocated	Unallocated
First Citizens Bancshares, Inc.
Common stock	3,704.00	-0-	$ 122,602	$ -0-
Federated Auto Trust	21,490.00	-0-	21,490	-0-

At December 31, 2006, the common capital stock of First Citizens Bancshares, Inc., was appraised at $36.45 per share by an independent appraisal firm.  The "unrealized appreciation in investments" reflects the adjustment to market value in the carrying value of these assets.

 Note 7 - Plan Administration Expenses

Plan administration expenses paid by the plan totaled $8,400 and $5,500 for the years ended December 31, 2006 and 2005.

Note 8 - Form 5500 - Reconciliation

The following is a reconciliation of net assets available for benefits per the accompanying 2006 and 2005 financial statements to the Form 5500:

	2006	2005
Net assets available for benefits per the financial statements:
ESOP	$30,894,851	$27,622,771
PAYSOP	161,919	144,092
	$31,056,770	$27,766,863

Net assets available for benefits per the Form 5500	$31,056,770	$27,766,863

FIRST CITIZENS NATIONAL BANK
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
AND PAYROLL STOCK OWNERSHIP PLAN

SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2006

185 N. Church Street Telephone: (731) 285-7900 Dyersburg, TN 38024 (800) 608-5612 Fax: (731) 285-6221

                                                                                                                                                                                                      Members of:
                                                                                                                                                                                                      American Institute of Certified Public Accountants
                                                                                                                                                                                                      Governmental Audit Quality Center - AICPA
                                                                                                                                                                                                      Tennessee Society of Certified Public Accountants
                                                                                                                                                                                                      Center for Public Company Audit Firms
                                                                                                                                                                                                      Employee Benefit Plan Audit Quality Center - AICPA

                                                                                                                                                                                                      www.atacpa.net

Audit Committee of First Citizens National Bank
Employee Stock Ownership Plan and Trust
    and Payroll Stock Ownership Plan

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of First Citizens National Bank Employee Stock Ownership Plan and Trust and First Citizens National Bank Payroll Stock Ownership Plan are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dyersburg, Tennessee
June 20, 2007

Alamo, TN Dyersburg, TN Fulton, KY Henderson, TN Jackson, TN	Martin, TN Milan, TN McKenzie, TN Paris, TN Trenton, TN Union City, TN

FIRST CITIZENS NATIONAL BANK
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
AND PAYROLL STOCK OWNERSHIP PLAN

LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2006

(a)*	(b)	(c)	(d)	(e)
Party-in Interest	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investments	Cost	Current Value

	First Citizens Bancshares, Inc.	730,405 shares of common stock	$6,116,757	$26,623,262

	Federated Auto Trust	1,971,023 shares	1,971,023	1,971,023

	Federal Home Loan Bank	1,950,000 par value	1,949,844	1,940,050

	First Citizens National Bank	Certificate of Deposit	103,932	103,932

	American Century	346.021 shares mutual fund	10,000	9,509

	Fidelity Advisor Equity Growth	3,668.466 shares mutual fund	182,000	198,501

	Longleaf Partners Mid Cap Value Fund	1,676.506 shares mutual fund	50,000	58,443

  *There was no identified party-in-interest

FIRST CITIZENS NATIONAL BANK
EMPLOYEE STOCK OWNERSHIP PLAN
AND PAYROLL STOCK OWNERSHIP PLAN

LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 2006

Single Transactions in Excess of Five Percent (5%) of Beginning Plan Assets

        None

Series of Transactions in Excess of Five Percent (5%) of Beginning Plan Assets

        None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Citizens National Bank
Employee Stock Ownership Plan and Trust and
Payroll Stock Ownership Plan

Date:  June 29, 2007                               /s/ JUDY BURNS
                                                            Judy Burns, Trustee of the Plan
                                                            (First Citizens National Bank Employee Stock Ownership Plan
                                                                and Trust and Payroll Stock Ownership Plan)

Date:  June 29, 2007                              /s/ KERRIE HECKETHORN
                                                            Kerrie Heckethorn, Plan Administrator
                                                            (First Citizens National Bank Employee Stock Ownership Plan
                                                                and Trust and Payroll Stock Ownership Plan)

Exhibit 23

185 N. Church Street Telephone: (731) 285-7900 Dyersburg, TN 38024 (800) 608-5612 Fax: (731) 285-6221

                                                                                                                                                                                                      Members of:
                                                                                                                                                                                                      American Institute of Certified Public Accountants
                                                                                                                                                                                                      Governmental Audit Quality Center - AICPA
                                                                                                                                                                                                      Tennessee Society of Certified Public Accountants
                                                                                                                                                                                                      Center for Public Company Audit Firms
                                                                                                                                                                                                      Employee Benefit Plan Audit Quality Center - AICPA

                                                                                                                                                                                                      www.atacpa.net

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference of our reports dated June 20, 2007 on the First Citizens National Bank Employee Stock Ownership Plan and Trust and Payroll Stock Ownership Plan appearing in this annual report on Form 11-K for the year ended December 31, 2006.

/s/ ALEXANDER THOMPSON ARNOLD, PLLC

Dyersburg, Tennessee
June 20, 2007
Alamo, TN Dyersburg, TN Fulton, KY Henderson, TN Jackson, TN	Martin, TN Milan, TN McKenzie, TN Paris, TN Trenton, TN Union City, TN